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                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-12395


             Supplement No. 2 dated August 12, 1997 to Prospectus
                              dated June 18, 1997

     On August 5, 1997, the Company announced earnings for the Company's second quarter ended July 13, 1997 of $5,114,000, or $0.15 per share, compared to net income of $295,000, or $0.01 per share, for the comparable period in 1996. Systemwide net revenue, which includes franchise stores, increased to $69,929,000 for the second quarter, a 133% increase from the $29,987,000 generated in the comparable 1996 period.

     For the two quarters ended July 13, 1997, the Company earned $10,292,000, or $0.30 per share, compared to a net loss of $3,022,000, or a net loss of $0.23 per share, for the comparable 1996 period. Systemwide net revenue increased to $146,377,000 for the two quarters of 1997, a 149% increase from the $58,729,000 generated in the comparable 1996 period.

     The Company and its area developers have commenced their annual development planning process, which will take into account various factors, including changes in the competitive environment and the effect of the current pace of development on store operations and performance. As a result of such review, the rate of store development for 1998 relative to the current pace of store development may be reduced.

     Three actions have been filed in the United States District Court for the District of Colorado, one on July 25, 1997 and two on August 8, 1997, against the Company, Scott Beck, Chairman of the Board of the Company, Mark Goldston, President, Chief Executive Officer and a director of the Company, and Eric Carlborg, Chief Financial Officer of the Company. The complaints allege, among other things, that the Company and Messrs. Beck, Goldston and Carlborg violated Sections 11, 12(2) and 15 of the Securities Act and Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder. In each case, the plaintiffs are seeking, among other things, (i) to certify their complaint as a class action on behalf of all persons who purchased the Common Stock of the Company during the purported class period, (ii) an award of unspecified compensatory damages, interest and costs to all members of the purported class, and (iii) equitable relief permitted by law, equity or federal or state statutes. The Company believes the complaints are without merit and intends to vigorously defend against the allegations made in the complaints.